SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated June 14, 2007 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated June 14, 2007, the Company reported that subscribed a transfer deed with Mr. Eduardo Arturo Macchiavelo, who acquired on behalf of Forestal Andina Sociedad Anónima a 20,834 hectares and 28 areas farm called Tapenaga, located in the Province of Chaco previously owned by the Company.

The transaction price was set at US$ 7,292,000, payable in the following conditions:

a)	The amount of US$ 1,000,000 was paid at the execution of the preliminary purchase agreement.

b)	The amount of US$ 458,400 was paid on April 12, 2007.

c)	The amount of US$ 2,187,598 was paid at the moment of the execution of the transfer deed.

d)	The purchase balance price will be paid to the Company in three (3) annual installments of US$ 1,215,334; the first on May 29, 2008; the second on May 29, 2009 and the third on May 29, 2010. An interest rate of Libor + 5 points will be applied to the balance price.

As the sold farm had a book value of US$ 97.5 per hectare for the Company, this transaction –once contemplated all selling expenses- will represent a profit of US$ 4,900,000 which will be reflected on the financial statements ended on June 30, 2007.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: June 14, 2007